

Mailstop 3233

August 29, 2017

<u>Via E-Mail</u>
Stuart B. Brown
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

      **Re: Iron Mountain Incorporated
            Form 10-K for the fiscal year ended December 31, 2016
            Filed February 23, 2017
            Form 10-Q for the interim period ended June 30, 2017
            Filed July 28, 2017
            File No. 1-13045**

Dear Mr. Brown:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Kristi Marrone

                          Kristi Marrone
                          Staff Accountant
                          Office of Real Estate and
                            Commodities